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                             February 28, 2022

       Larry Wu
       Chairman and Chief Executive Officer
       GigaCloud Technology Inc.
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central
       Hong Kong

                                                        Re: GigaCloud
Technology Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted January
31, 2022
                                                            CIK No. 0001857816

       Dear Mr. Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted January 31, 2022

       Cover Page

   1. We note your amended disclosure in response to Comment 1, but the disclosure does not fully comply with the
comment. Please revise the disclosure on your prospectus cover page to more
prominently disclose that you are not a Chinese operating company but a
                                                        Cayman Islands holding
company, with operations conducted by your subsidiaries based in China and Hong Kong,
and that this structure involves unique risks to investors. The current disclosure on
your prospectus cover page only indicates that your "corporate structure involves
unique risks to investors" based on the fact that "they are purchasing
 Larry Wu
GigaCloud Technology Inc.
February 28, 2022
Page 2
         equity securities in a Cayman Islands holding company." Disclose that investors may never directly hold equity interests in your China- and Hong Kong-based subsidiaries and, in doing so, ensure that you explicitly reference your China- and Hong Kong-
         based subsidiaries. In this regard, we note the current disclosure on the prospectus cover page only refers to your "subsidiaries" in general, without explicitly referencing your
         China- and Hong Kong-based subsidiaries. Your disclosure should acknowledge that
         Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors and provide specific cross-references here to your detailed discussion of each of the risks facing the company and the offering as a result of this structure.
2. We note your amended disclosure in response to Comment 2, but we note that it does not fully comply with the comment. Please further revise the prospectus cover page to more prominently disclose the legal and operational risks associated with being based in or having the majority of your operations in Hong Kong and thereby subject to political and economic influence from China. In this regard, the current disclosure on your prospectus cover page only addresses how the Chinese government has authority to exert political and economic influence on a company with operations in mainland China. Please also revise your disclosure to make clear that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should also address how recent statements and regulatory actions by
         China   s government related to China   s extension of authority into
Hong Kong, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. In addition, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and
related
         regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We note your disclosure that "[i]n this prospectus, 'we,' 'us,' 'our company,' 'our,' 'our group,' 'GigaCloud,' or 'GigaCloud Technology' refer to GigaCloud
       Technology Inc, our Cayman Islands holding company, its predecessor entity, its
FirstName LastNameLarry Wu
       subsidiaries, its consolidated VIEs and any subsidiaries of its consolidated VIEs, as the
Comapany    NameGigaCloud
       context                 Technology
                requires." Refrain         Inc. terms such as    we    or
our    when describing
                                    from using
       activities
February  28, 2022or Page
                     functions
                          2 of a PRC or Hong Kong subsidiary.
FirstName LastName
 Larry Wu
FirstName
GigaCloud LastNameLarry
          Technology Inc.Wu
Comapany28,
February  NameGigaCloud
            2022          Technology Inc.
February
Page 3 28, 2022 Page 3
FirstName LastName
4. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.
Prospectus Summary
Risks Related to Doing Business in China, page 8

5. We note your response to Comment 3, and the amended disclosure you provided in your summary discussion of the risks related to doing business in China. Please enhance your disclosure in this section to include a more complete discussion of the significant regulatory, liquidity, and enforcement risks that being based in Hong Kong and having the majority of your operations in China and Hong Kong, poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws as well as China's extension of authority into Hong Kong, and that rules and regulations in China can change quickly with little advance notice. In addition, expand the fourth bullet point on page 8 to clarify that you are based in Hong Kong and the majority of your operations are in China and Hong Kong, if true. Please also expand this bullet point to clarify that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in
         China- and Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Further, please add disclosure in this section acknowledging any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- and Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Further, with respect to the risks you discuss here and that were identified in Comment 3, please provide specific cross-references to the individual risk factors that discuss the risks in greater detail.

         As a related matter, we note your disclosure in the fourth bullet point on page 8 that, "The
         PRC government may . . . intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities."
         Please revise the language stating "value of our securities" to indicate "the value of the securities" you "are registering for sale."
Recent Regulatory Development
Cybersecurity Measures and Potential CSRC Filing For Overseas Listing, page 9

6.       We note your amended disclosure on pages 9-10 in response to Comment
4, and we
         reissue our comment in part. While you state on page 10 that you do not believe you are required to file with the Cyberspace Administration of China (CAC) for a cybersecurity review, your disclosure in this section does not affirmatively state whether you or your subsidiaries are required to obtain any other permissions or approvals from any Chinese
 Larry Wu
FirstName
GigaCloud LastNameLarry
          Technology Inc.Wu
Comapany28,
February  NameGigaCloud
            2022          Technology Inc.
February
Page 4 28, 2022 Page 4
FirstName LastName
         authorities to operate your business and to offer the securities being registered to foreign investors. Please also state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), CAC or any
         other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In instances where the regulations governing such permissions or approvals have yet to go into effect, such
         as the CSRC   s Draft Overseas Listing Rules, please disclose whether
you believe you
         would be subject to such rules and regulations if they were enacted, as currently proposed. In this regard, we note your risk factor disclosure on pages 54, 56, and 58 seems to suggest that you may be subject to the Draft Overseas Listing Rules if they were enacted. Further, please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. Please also revise this section to affirmatively state whether you and your subsidiaries are covered by each of the laws and regulations of the People's Republic of China you discuss in this section, such as the NDRC's and MOFCOM's Measures for the Security Review of
         Foreign Investments. Additionally, if you do not believe you would be subject to any of the rules or regulations discussed in this section, please explain why. As applicable, make conforming revisions to the disclosure in your risk factors.
Risk Factors
Risks Related to Doing Business in China
We operate our GigaCloud Marketplace through our Hong Kong subsidiary . . ., page 48

8. We note your response to Comment 6, and your amended disclosure included on page 48.
         Please revise your disclosure in this risk factor to highlight the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
The PRC government may exercise significant oversight and discretion over . . .., page 53

9. Please revise your disclosure in this risk factor to specifically highlight the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. In this regard, please also revise the phrase "the value of our securities" in the heading of this risk factor to specifically state "the value of the securities" you "are registering." Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- and Hong Kong-based issuers, acknowledge the risk
 Larry Wu
GigaCloud Technology Inc.
February 28, 2022
Page 5
      that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to the ADSs and this Offering
Our ADSs may be delisted under the HFCA Act if the PCAOB is . . ., page 72

10. We note your disclosure that the United States Senate has passed the Accelerating
      Holding Foreign Companies Accountable Act, which, if enacted, would decrease the
      number of    non-inspection years    from three years to two years.
Please add disclosure
      that provides that, if enacted, this would reduce the time before your securities may be prohibited from trading or delisted. Please make conforming revisions to your disclosure on page 11.
Regulation, page 148

11.   We note your response to Comment 7, and the amended disclosure on pages
148-51
      and 154-58. However, your amended disclosure is only partially responsive to the comment. Please further revise your disclosure in this section to discuss the effects of each of the various regulations that you describe here on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business.
       Please contact Nicholas Lamparski at 202-551-4695 or Jennifer L pez at 202-551-3792
with any other questions.



                                                             Sincerely,
FirstName LastNameLarry Wu
                                                             Division of
Corporation Finance
Comapany NameGigaCloud Technology Inc.
                                                             Office of Trade &
Services
February 28, 2022 Page 5
cc:       Benjamin Su
FirstName LastName